Exhibit 99.8
Announcement of i) the retirement by rotation of a member of the Supervisory Board of ASML Holding N.V. (the “Company”), and ii) the nomination for appointment of a member of the Supervisory Board.

The Supervisory Board announces that, on the basis of the rotation schedule drawn up by the Supervisory Board, its member and Chairman Mr. H. Bodt will retire as of March 28, 2007. Mr. Bodt has informed the Supervisory Board that he is not available for re-appointment because of the fulfillment of his twelve year term.
Because Mr. Bodt’s retirement creates a vacancy in the Supervisory Board, especially in the field of technology, the Supervisory Board wishes to nominate Mr. W.T. Siegle for appointment as member of the Supervisory Board as of March 28, 2007, hereby taking into consideration the right of recommendation of the AGM and the Works Council. In accordance with the rotation schedule, appointment will be for a maximum period of four years. The Supervisory Board is of the opinion that the Supervisory Board would greatly benefit from Mr. Siegle’s technical knowledge and experience in the semiconductor industry.
Further information about Mr. Siegle can be found in the attachment.

Information in accordance with article 21, paragraph 4 of the Articles of Association of ASML Holding N.V. regarding the nomination for appointment of Mr. W.T. Siegle as member of the Supervisory Board

Name:	W.T. Siegle

Age:	68

Profession:	Former Senior Vice President and Chief Scientist Advanced Micro Devices, Inc.

Member of the Advisory Board of:	Toppan Photomasks, Inc. Acorn Technologies, Inc.

Number of shares in the Company:	0